SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CHINA DIGITAL TV HOLDING CO., LTD.

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

16938G 107 (1)

(CUSIP Number)

David Kimelberg
Softbank Inc.
1188 Centre Street
Newton Center, Massachusetts 02459
(617) 928-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share.

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION SB ASIA INFRASTRUCTURE FUND L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With:	7	SOLE VOTING POWER 11,833,335 Ordinary Shares

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 11,833,335 Ordinary Shares

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,833,335 Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.68% (2)

14	TYPE OF REPORTING PERSON PN

(2)

The percentages reported in this Schedule 13D are based upon 57,209,548 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of December 31, 2008 (based on information provided by the Issuer to SB Asia Infrastructure Fund L.P. (the “Fund”) on January 24, 2009).

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION SB ASIA PACIFIC PARTNERS L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,833,335 Ordinary Shares (3)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 11,833,335 Ordinary Shares (3)

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,833,335 Ordinary Shares (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.68% (4)

14	TYPE OF REPORTING PERSON PN

(3)	Solely in its capacity as the sole General Partner of the Fund.
(4)	The percentages reported in this Schedule 13D are based upon 57,209,548 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of December 31, 2008 (based on information provided by the Issuer to the Fund on January, 24, 2009).

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION SB ASIA PACIFIC INVESTMENTS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,833,335 Ordinary Shares (5)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 11,833,335 Ordinary Shares (5)

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,833,335 Ordinary Shares (5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.68% (6)

14	TYPE OF REPORTING PERSON CO

(5)	Solely in its capacity as the sole General Partner of SB Asia Pacific Partners L.P., which is the sole General Partner of the Fund.
(6)	The percentages reported in this Schedule 13D are based upon 57,209,548 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of December 31, 2008 (based on information provided by the Issuer to the Fund on January 24, 2009).

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION ASIA INFRASTRUCTURE INVESTMENTS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,833,335 Ordinary Shares (7)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 11,833,335 Ordinary Shares (7)

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,833,335 Ordinary Shares (7)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.68% (8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(7)	Solely in its capacity as the sole shareholder of SB Asia Pacific Investments Limited, which is the sole General Partner of SB Asia Pacific Partners L.P., which is the sole General Partner of the Fund.
(8)	The percentages reported in this Schedule 13D are based upon 57,209,548 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of December 31, 2008 (based on information provided by the Issuer to the Fund on January 24, 2009).

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION SB FIRST SINGAPORE PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,833,335 Ordinary Shares (9)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 11,833,335 Ordinary Shares (9)

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,833,335 Ordinary Shares (9)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.68% (10)

14	TYPE OF REPORTING PERSON CO

(9)	This figure includes shares held directly by the Fund, the sole general partner of which is SB Asia Pacific Partners L.P., the sole general partner of which is SB Asia Pacific Investments Limited. The sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore Pte. Ltd.
(10)	The percentages reported in this Schedule 13D are based upon 57,209,548 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of December 31, 2008 (based on information provided by the Issuer to the Fund on January 24, 2009).

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION SOFTBANK CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,833,335 Ordinary Shares (11)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 11,833,335 Ordinary Shares (11)

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,833,335 Ordinary Shares (11)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.68% (12)

14	TYPE OF REPORTING PERSON CO

(11)	This figure includes shares held directly by the Fund, the sole general partner of which is SB Asia Pacific Partners L.P., the sole general partner of which is SB Asia Pacific Investments Limited. The sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore Pte. Ltd., the sole shareholder of which is SOFTBANK Corp.
(12)	The percentages reported in this Schedule 13D are based upon 57,209,548 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of December 31, 2008 (based on information provided by the Issuer to the Fund on January 24, 2009).

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION RONALD D. FISHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,833,335 Ordinary Shares (13)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 11,833,335 Ordinary Shares (13)

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,833,335 Ordinary Shares (13)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.68% (14)

14	TYPE OF REPORTING PERSON IN

(13)	This figure includes shares held directly by the Fund, the sole general partner of which is SB Asia Pacific Partners L.P., the sole general partner of which is SB Asia Pacific Investments Limited, of which Mr. Fisher is the sole director.
(14)	The percentages reported in this Schedule 13D are based upon 57,209,548 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of December 31, 2008 (based on information provided by the Issuer to the Fund on January 24, 2009).

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2009 (the “Original 13D”), as amended by Amendment No. 1 filed with the SEC on February 3, 2009 (“Amendment No. 1”). Unless otherwise stated herein, the Original 13D, as amended by Amendment No. 1, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The aggregate purchase price of the Ordinary Shares purchased by the Fund between November 13, 2008 and March 16, 2009 (the “Purchased Shares”) covered by this Schedule 13D is $14,613,963. All of the purchases of the Purchased Shares were made through open market transactions. The Fund used available cash to make the purchases of the Purchased Shares. No borrowed funds were used in connection with the purchases of the Purchased Shares. Other than the purchases of the Purchased Shares, none of the Reporting Persons has purchased any Ordinary Shares since the filing of the Reporting Persons’ Schedule 13G. All of the Ordinary Shares held by the Reporting Persons other than the Purchased Shares were acquired prior to the initial public offering of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)     As of the date hereof, each Reporting Person beneficially owns, in the aggregate, 11,833,335 Ordinary Shares. The beneficially owned Ordinary Shares represent, in the aggregate, beneficial ownership of approximately 20.68% of the total number of Ordinary Shares outstanding. The percentages reported in this Schedule 13D are based upon 57,209,548 Ordinary Shares outstanding as of December 31, 2008 (based on information provided by the Issuer to the Fund on January 24, 2009).

(b)

	No. of Shares Beneficially Owned	% of Shares Beneficially Owned	Shares Subject to Sole Voting Power	Shares Subject to Shared Voting Power	Shares Subject to Sole Dispositive Power	Shares Subject to Shared Dispositive Power

The Fund (1)	11,833,335	20.68%	11,833,335	0	11,833,335	0

The GP (2)	11,833,335	20.68%	11,833,335	0	11,833,335	0

SB Investments (3)	11,833,335	20.68%	11,833,335	0	11,833,335	0

Asia Investments (4)	11,833,335	20.68%	11,833,335	0	11,833,335	0

SB Singapore (5)	11,833,335	20.68%	11,833,335	0	11,833,335	0

SOFTBANK (6)	11,833,335	20.68%	11,833,335	0	11,833,335	0

Mr. Fisher (7)	11,833,335	20.68%	11,833,335	0	11,833,335	0

(1)	Listed shares held of record by the Fund.

(2)	Listed shares held of record by the Fund. The GP is the sole general partner of the Fund.

(3)	Listed shares held of record by the Fund. SB Investments is the sole general partner of the GP, which is the sole general partner of the Fund.

(4)

Listed shares held of record by the Fund. Asia Investments is the sole shareholder of SB Investments. SB Investments is the sole general partner of the GP, which is the sole general partner of the Fund.

(5)

Listed shares held of record by the Fund. Asia Investments is the sole shareholder of SB Investments. SB Investments is the sole general partner of the GP, which is the sole general partner of the Fund. Asia Investments is controlled, in respect of its authority over SB Investments, by SB Singapore.

(6)

Listed shares held of record by the Fund. Asia Investments is the sole shareholder of SB Investment. SB Investments is the sole general partner of the GP, which is the sole general partner of the Fund. Asia Investments is controlled, in respect of its authority over SB Investments, by SB Singapore. SOFTBANK is the sole shareholder of SB Singapore.

(7)	Listed shares held of record by the Fund. SB Investments is the sole general partner of the GP, which is the sole general partner of the Fund. Mr. Fisher is the sole director of SB Investments.

(c)     Except as set forth herein, the Reporting Persons do not have beneficial ownership of, and have not engaged in any transaction since the filing of Amendment No. 1 in, any Ordinary Shares. The Fund made the following open market purchases of Ordinary Shares, which are included in the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons, as reflected in this Schedule 13D:

Trade Date	Number of Ordinary Shares Purchased	Price per Ordinary Share

2/3/2009	23,900	$6.37

2/4/2009	26,200	$6.33

2/5/2009	12,200	$6.16

2/6/2009	300	$6.39

2/9/2009	37,050	$6.68

2/10/2009	46,400	$6.45

2/11/2009	31,925	$6.45

2/12/2009	33,967	$6.41

2/13/2009	37,700	$6.56

2/17/2009	25,900	$6.50

2/18/2009	17,800	$6.55

2/19/2009	29,000	$6.47

2/20/2009	19,800	$6.07

2/23/2009	18,100	$6.13

2/24/2009	800	$6.24

2/25/2009	13,500	$6.39

2/26/2009	7,700	$6.62

2/27/2009	7,517	$6.68

3/2/2009	28,700	$6.37

3/3/2009	38,100	$6.11

3/4/2009	2,800	$6.37

3/5/2009	44,900	$6.40

3/6/2009	26,100	$6.36

3/9/2009	11,400	$6.49

Trade Date	Number of Ordinary Shares Purchased	Price per Ordinary Share

3/10/2009	100	$6.64

3/13/2009	28,235	$7.26

3/16/2009	24,000	$7.17

Item 7.     Materials to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement, dated January 5, 2009, by and among the Reporting Persons (previously filed as an exhibit to the Original 13D and incorporated herein by reference).

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2009

SB ASIA INFRASTRUCTURE FUND L.P.
by SB Asia Pacific Partners L.P., its General Partner,
by SB Asia Pacific Investments Limited, its General Partner

By:     /s/ Ronald D. Fisher
 Name:     Ronald D. Fisher
Title:     Director

SB ASIA PACIFIC PARTNERS L.P.
by SB Asia Pacific Investments Limited, its General Partner

By:      /s/ Ronald D. Fisher
 Name:     Ronald D. Fisher
Title:     Director

SB ASIA PACIFIC INVESTMENTS LIMITED

By:      /s/ Ronald D. Fisher
 Name:     Ronald D. Fisher
Title:     Director

ASIA INFRASTRUCTURE INVESTMENTS LIMITED

By:      /s/ Ronald D. Fisher
 Name:     Ronald D. Fisher
Title:     Director

SB FIRST SINGAPORE PTE. LTD.

By:      /s/ David Kimelberg
 Name:     David Kimelberg
Title:     Director

SOFTBANK CORP.

By:      /s/ Steven J. Murray
 Name:     Steven J. Murray
Title:     Attorney-in-Fact

RONALD D. FISHER

     /s/ Ronald D. Fisher
        Ronald D. Fisher

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement, dated January 5, 2009, by and among the Reporting Persons (previously filed as an exhibit to the Original 13D and incorporated herein by reference).